Exhibit 99.32

NOTE 20 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The most significant differences between Canadian and United States GAAP, in terms of impact on the Company’s consolidated financial statements, relate to the accounting for pensions, derivative instruments and the reporting of comprehensive income.

The following table reconciles the consolidated statements of earnings (loss) as reported under Canadian GAAP with those that would have been reported under United States GAAP:

Year ended December 31	2003	2002
Net (loss) income — Canadian GAAP	$(20,741)	$11,132
Adjustment to purchase price allocation relating to differences under US GAAP(a)	(2,600)	(451)
Changes in fair value of interest rate derivatives (c)	(3,354)	368

Net (loss) income — United States GAAP	$(26,695)	$11,049

Other comprehensive income (loss):
Derivative gain (loss) (c)	3,466	(2,310)
Minimum unfunded pension liability (d)	5,357	(16,309)
Foreign currency translation adjustment (b)	24,085	179

Other comprehensive income (loss) — United States GAAP	32,908	(18,440)

Comprehensive income (loss) — United States GAAP	$6,213	$(7,391)

Net (loss) earnings per share — United States GAAP
Basic	$(0.04)	$0.08
Diluted	$(0.04)	$0.08

(a)	Adjustment to Purchase Price Allocation Relating to differences under US GAAP

     Under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method, while under US GAAP, joint ventures are accounted for under the equity method. Under an accommodation of the US Securities and Exchange Commission, accounting for joint ventures need not be reconciled from Canadian to US GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders’ equity. See note 6 for summarized financial information in respect of the Company’s joint ventures.

     Because of the different treatment of joint ventures between Canadian GAAP and US GAAP as well as a difference in the treatment for accounting for convertible debentures, a permanent difference results in the allocation of the purchase price. Under purchase accounting, the excess of the value of the assets over the purchase price (negative goodwill) is allocated to the long term assets acquired. Under Canadian GAAP, because the joint venture assets are proportionately accounted for and therefore there is no investment in subsidiary long term asset, the negative goodwill is allocated only against property, plant and equipment. Under US GAAP, the negative goodwill is allocated to both property, plant and equipment and to investment in subsidiary. As a result, there is a difference in depreciation expense. Additionally, due to the difference in accounting treatment for convertible debentures at the time of purchase, there is a difference in interest expense.

(b)	Comprehensive Income

     United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130. Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and certain foreign currency translation gains and losses.

(c)	Derivative Instruments

     The Company has interest rate swap agreements. Under US GAAP, unrealized gains and losses on the mark-to-market valuation of the swaps may be subject to hedge treatment under SFAS No. 133 whereby all or a portion of the mark-to-market gain or loss is recorded to other comprehensive income and the swap recorded at fair value. Any ineffective portion is recorded against income.

(d)	Accumulated unfunded pension liability

     Under U.S. GAAP, the Company should recognize an additional minimum pension liability charged to other comprehensive income in shareholders’ equity to the extent that the unfunded accumulated benefit obligation (“ABO”) exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee’s expected date of separation or retirement. Canadian GAAP does not require the recognition of an additional minimum liability.

The following table indicates the cumulative effect of the above adjustments on balance sheet accounts, displaying results under Canadian GAAP and US GAAP:

	Canadian GAAP		United States GAAP
December 31,	2003	2002	2003	2002
	$	$	$	$
Assets
Current assets	655,125	554,920	601,988	518,144
Property, plant & equipment	919,207	898,948	795,062	765,644
Goodwill	116,564	114,674	116,564	114,374
Other assets	31,312	9,192	163,494	121,595
Liabilities
Current liabilities (excl indebtedness)	319,171	244,338	296,482	222,471
Current portion of long-term debt	3,305	107,321	2,774	101,090
Long-term debt & related party debt	663,682	490,967	641,005	463,423
Other long-term liabilities	120,185	99,341	138,169	132,894
Deferred income taxes	64,355	88,191	65,072	73,375
Minority interest	—	33,312	—	33,312
Shareholders’ Equity
Invested capital	547,601	513,400	547,601	513,400
Retained earnings (deficit)	(19,412)	1,329	(25,816)	879
Cumulative translation adjustment	23,321	(765)	—	—
Other comprehensive income	—	—	11,821	(21,087)

Changes in shareholders’ equity under US GAAP were as follows:

Year ended December 31,	2003	2002
	$	$
Shareholders’ equity at beginning of year	493,192	47,728
Net (loss) earnings	(26,695)	11,049
Subsidiary stock activity	—	(187)
Minority interest exchange	34,201	—
Debt converted to equity	—	325,948
Acquisition	—	129,275
Foreign currency translation adjustment	24,085	179
Other comprehensive income (loss)	8,823	(18,619)
Dividends	—	(2,181)

Shareholders’ equity at end of year	533,606	493,192

The difference in consolidated shareholders’ equity may be reconciled as follows:

Year ended December 31,	2003	2002
	$	$
Shareholders’ equity based on Canadian GAAP	551,510	513,964

US GAAP purchase price adjustments	(3,051)	(451)
Accumulated unfunded pension	(11,499)	(16,856)
Unrealized losses on interest rate derivatives	(3,354)	(3,465)

Cumulative reduction in net earnings under US GAAP	(17,904)	(20,772)

Shareholders’ equity based on US GAAP	533,606	493,192

There are no significant differences with respect to the consolidated statement of cash flows between US GAAP and Canadian GAAP.